FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Jackson Jerry D.	2. Issuer Name and Ticker or Trading Symbol Entergy Corporation (ETR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) Entergy Corporation 639 Loyola Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/04/02
(Street) New Orleans, LA 70113		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Entergy Corporation Common Stock	11/04/02		F(1)		3,811	D	45.67		D
Entergy Corporation Common Stock	11/04/02		M		3,811 (1)	A	34.75		D
Entergy Corporation Common Stock	11/04/02		F(2)		4,056	D	45.67		D
Entergy Corporation Common Stock	11/04/02		M		4,056 (2)	A	37.00		D
Entergy Corporation Common Stock	11/04/02		F(3)		5,082	D	45.67		D
Entergy Corporation Common Stock	11/04/02		M		5,082 (3)	A	23.00	12,949	D
Entergy Corporation Common Stock								9,136	I	Savings Plan 09/30/02 Balance
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	34.75	11/04/02		M			5,000 (1)	08/01/93	02/01/03	ETR Common	5,000		0	D
Phantom Units	1-for-1	11/04/02		M		1,189 (1)		Note 1	Note 1	ETR Common	1,189		1,189	D
Employee Stock Option (right to buy)	45.67	11/04/02		A(4)		3,811		11/05/02	02/01/03	ETR Common	3,811		3,811	D
Employee Stock Option (right to buy)	37.00	11/04/02		M			5,000 (2)	7/27/94	01/27/04	ETR Common	5,000		0	D
Phantom Units	1-for-1	11/04/02		M		944 (2)		Note 2	Note 2	ETR Common	944		944	D
Employee Stock Option (right to buy)	45.67	11/04/02		A(5)		4,056		11/05/02	01/27/04	ETR Common	4,056		4,056	D
Employee Stock Option (right to buy)	23.00	11/04/02		M			10,016 (3)	07/27/00	01/27/10	ETR Common	10,016		22,573	D
Phantom Units	1-for-1	11/04/02		M		4,934 (3)		Note 3	Note 3	ETR Common	4,934		4,934	D
Employee Stock Option (right to buy)	45.67	11/04/02		A(6)		5,082		11/05/02	01/27/10	ETR Common	5,082		5,082	D

Explanation of Responses:

(1) The reporting person engaged in a "Stock-for-Stock" exercise of 5,000 options. The exercise price, tax withholding and commission price was paid by surrendering to the Company 3,811 fully matured shares. Following the exercise, the filing individual received 3,811 shares plus his gain (1,189 shares), the value of which 1,189 shares was deferred into phantom Entergy units held in a broker account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.
(2) The reporting person engaged in a "Stock-for-Stock" exercise of 5,000 options. The exercise price, tax withholding and commission price was paid by surrendering to the Company 4,056 fully matured shares. Following the exercise, the filing individual received 4,056 shares plus his gain (944 shares), the value of which 944 shares was deferred into phantom Entergy units held in a broker account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.
(3) The reporting person engaged in a "Stock-for-Stock" exercise of 10,016 options. The exercise price, tax withholding and commission price was paid by surrendering to the Company 5,082 fully matured shares. Following the exercise, the filing individual received 5,082 shares plus his gain (4,934 shares), the value of which 4,934 shares was deferred into phantom Entergy units held in a broker account. The deferral is until the earlier of January 3, 2005 or retirement from the Company.
(4) Upon payment of the exercise price, tax withholding and commission price with 3,811 shares, the reporting person was granted (re-loaded) 3,811options at an exercise price set at the current market price ($45.67).
(5) Upon payment of the exercise price, tax withholding and commission price with 4,056 shares, the reporting person was granted (re-loaded) 4,056 options at an exercise price set at the current market price ($45.67).
(6) Upon payment of the exercise price, tax withholding and commission price with 5,082 shares, the reporting person was granted (re-loaded) 5,082 options at an exercise price set at the current market price ($45.67).

By: /s/ Christopher T. Screen for Jerry D. Jackson **Signature of Reporting Person	11/05/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.